FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 3, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Highest Q3 three segment pretax income in 13 and a half years since FY2007/08 Q1 contributed to best Apr-Dec performance since year ended March 2002

•	International business profitable for third straight quarter; Record high pretax income of Y167.2bn for nine months to December[1], accounting for 42% of firmwide results

•	Retail Q3 pretax income at three-year high, underpinned by diversified client approaches and favorable market conditions, contributing to solid Apr-Dec results

•	Asset Management Q3 net revenue and pretax income at strongest level in 19 years; Inflows and market factors helped lift AUM to a record Y61.2trn

•

Fifth strongest Wholesale quarterly results since year ended March 2002 driven by strong performance in the Global Markets Equities business and in Investment Banking; Apr-Dec revenues grew in all business lines and regions

•	Year-to-date annualized ROE of 15.1%, up from 12.6% in the same period last year

Tokyo, February 3, 2021—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2021.

Net revenue for the third quarter was 402.1 billion yen (US$3.9 billion)2, up 9 percent quarter on quarter and 20 percent year on year. Income before income taxes was 131.3 billion yen (US$1.3 billion). Net income attributable to Nomura Holdings shareholders was 98.4 billion yen (US$954 million).

For the nine months to December, Nomura reported net revenue of 1,231.8 billion yen (US$11.9 billion), up 17 percent from the same period last year. Income before income taxes was 396.8 billion yen (US$3.8 billion), and net income attributable to Nomura Holdings shareholders was 308.5 billion yen (US$3.0 billion).

“We reported our strongest results for the April to December period in 19 years3. Our Wholesale business remained robust and we continued to diversify our revenue drivers. Retail delivered a resilient performance, while assets under management in Asset Management reached a record high. As a result of our ongoing efforts to control costs, we are well positioned to deliver consistent earnings across our global franchise. We remain committed to ensuring sustainable growth,” said Nomura President and Group CEO Kentaro Okuda.

[1]	Since the year ended March 2003 when Nomura started reporting international income (loss) before income taxes
[2]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 103.19 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

[3]	Since the year ended March 2002 when Nomura started reporting under US GAAP.

Divisional Performance

Retail

(billions of yen)	FY2020/21 Q3	QoQ	YoY
Net revenue	98.2	+6%	+9%
Income before income taxes	28.3	+24%	+61%

Retail reported third quarter net revenue of 98.2 billion yen, up 6 percent quarter on quarter and 9 percent year on year. Income before income taxes was 28.3 billion yen, 24 percent stronger quarter on quarter and 61 percent higher year on year.

In the April to December period, Retail delivered a solid performance underpinned by channel realignment, branch office integration and non-face-to-face sales activities. On a quarterly basis, Retail income before income taxes was at a three-year high. This result was driven by robust sales of bonds and stocks supported by diversified approaches to clients and favorable market conditions, in addition to cost reductions.

Asset Management

(billions of yen)	FY2020/21 Q3	QoQ	YoY
Net revenue	37.3	+39%	+47%
Income before income taxes	22.3	+96%	+140%

Asset Management third quarter net revenue was 37.3 billion yen, up 39 percent quarter on quarter and 47 percent year on year. Income before income taxes was 22.3 billion yen, 96 percent stronger quarter on quarter and 140 percent higher year on year.

2

Asset Management booked inflows of over 2.2 trillion yen in the first nine months, helping lift assets under management to a record high of 61.2 trillion yen at the end of December. In the third quarter, gain/loss related to American Century Investments contributed to the strongest net revenue and income before income taxes since the year ended March 2002.

Wholesale

(billions of yen)	FY2020/21 Q3	QoQ	YoY
Net revenue	223.1	+1%	+20%
Income before income taxes	76.9	+17%	+78%

Wholesale booked third quarter net revenue of 223.1 billion yen, up 1 percent quarter on quarter and 20 percent year on year. Income before income taxes was 76.9 billion yen, 17 percent stronger quarter on quarter and 78 percent higher year on year.

For the first nine months to December, all business lines and regions reported stronger revenues, and cost reductions took effect, resulting in a 180 percent year on year increase in income before income taxes. On a quarterly basis, Wholesale booked the fifth highest net revenue and income before income taxes since the year ended March 2002 supported by a strong performance in the Global Markets Equities business and in Investment Banking.

Global Markets third quarter net revenue was 187.5 billion yen, a record high since the year ended March 2002, as client flows were monetized amid the global equity market rally and weakening of the US dollar. Global Markets saw market share growth in core products including global Rates, Americas Equity Derivatives and AEJ Credit.

Investment Banking net revenue was at the highest level since the third quarter of the year ended March 2012, driven by Japan industrial realignment and business reorganizations, cross-border M&A deals and mandates for public offerings and secondary stock offerings mainly in Japan. In addition, Nomura Greentech supported multiple sustainability-related deals and saw an increase in announced deals.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2021 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4